June 24, 2010

VIA USMAIL and FAX (949) 852-2729

Ms. Sharon C. Kaiser
Chief Financial Officer
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

>   **Re: Cornerstone Realty Fund, LLC**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the quarter ended March 31, 2010**
>   **File No. 000-51868**

Dear Ms. Kaiser,

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief